P.E. 1/1/02


02012713

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
JAN 3 1 2002
167

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **January 2002 – Enerplus Resources Fund – Presentation for RBC Capital Markets**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.............................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No.....X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date January 30, 2002 By 
(Signature)*
CHRISTINA MEEUWSEN
CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.



SCHEDULE "A"



Presentation for
RBC Capital Markets
4th Annual Income Trust
Investor Symposium

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Disclaimer

- Except for the historical and present factual information contained herein, the matters set forth in this presentation, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Enerplus disclaims any responsibility to update these forward-looking statements.
- All BOE figures calculated on a 6:1 basis.
- On June 21, 2001, Enerplus Resources Fund merged with EnerMark Income Fund. As the former unitholders of EnerMark held a 69% majority of trust units of the combined Fund, the merger is considered to be a reverse takeover from an accounting perspective. All of the historical financial, operational and statistical information (including comparative values) presented herein are that of EnerMark unless otherwise stated.

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Enerplus Resources Fund

- Canada's oldest and largest oil and natural gas income fund, established in 1985
- Employs over 400 people with an enterprise value of approximately $2.1 billion
- Current production of approximately 63,000 BOE/day
- Operates or controls over 65% of its production
- The only Canadian income fund listed on the NYSE
- Managed by a wholly-owned subsidiary of Houston based El Paso Energy (EP, NYSE)
- Monthly cash payments currently yielding approximately 15% annually

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Enerplus Resources Fund Corporate Profile

• Market cap	$1.7 Billion
• Current Production	63,000 BOE/day
% Crude oil & NGLs	47%
% Natural gas	53%
• Reserve Life Index (R/P ratio)	13+ years
• Trading Symbol	
TSE	ERF.un
NYSE	ERF

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Canada's Largest Conventional Oil & Gas Income Fund



Market Capitalization of Large Cap Conventional Oil and Gas Income Funds
$1,800
$1,500
$1,200
$900
$600
$300
$0
Enerplus
ARC
Pengrowth
PrimeWest
NCE PetroFund
Shiningbank
Viking
NAL

Closing price as at Dec. 31, 2001

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Sector Performance - Total Return*
at December 31

	Year 2000	Year 2001
Enerplus	68.4%	34.1%
ARC	50.4%	28.4%
Pengrowth	46.8%	-7.8%
PrimeWest	59.7%	-2.0%
NCE	92.9%	-9.9%
Shiningbank	80.4%	5.1%
Viking	58.0%	-1.4%
NAL	43.0%	33.4%

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* Total return calculated using actual cash distributions paid during the calendar year plus or minus capital appreciation or depreciation

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Enerplus Resources Fund Unit Performance & Cumulative Distributions

Jan. 01/92 to Jan. 21/02



Cumulative Distributions
Unit Price on TSE
Cumulative $35.74
$16.80
(CDN$)
40
35
30
25
20
15
10
5
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

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ERF Combined Established Reserves and RLI*

(boe per Unit)



7
6
5
4
3
2
1
0
5.28
5.86
6.10
6.56
6.21
5.41
1995
1996
1997
1998
1999
2000

* Enerplus Revenues Fund & EnerMark Income Fund reserves combined

Note: Assuming 63,000 BOE/day production or 23 MMbbls/year, with 300 MMbbls of established reserves

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Commodity Mix

Current Daily Production



53% Natural gas
24% Light oil
8% NGL
15% Medium and Heavy oil

Established Reserves

at Dec. 31, 2000



56% Natural gas
23% Light oil
6% NGL
15% Medium and Heavy oil

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Comparative Operating Analysis [1]

	Enerplus	Industry Average
Established Reserves (MMBOE)	321.2	113.4
% Natural gas	56	49
Reserve Life Index (Years)	13.7	11.8
Average Daily Production (BOE/d)	63,000	26,010
% Natural gas	54	50

Source:
[1] CIBC World Markets report dated December 11, 2001

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Comparative Financial Analysis

	Enerplus	Industry [1] Average
Current Market Cap. ($MM)	$ 1,723	$ 713
Current Debt ($MM) (Q3-01) [2]	$ 352	
Debt/Cash Flow [2]	1.0 x	0.9 x
Trailing 12 Month Yield	22.9 %	26.0 %

[1] Source: CIBC World Markets report dated December 11, 2001

[2] At September 30, 2001 less proceeds from recent equity financing

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Cdn vs US Royalty Trusts

Reserves per Unit



US Average
Cdn Average
Reserves/Unit (BOE/Unit)
3
2.5
2
1.5
1
0.5
0
1.68
2.16
1.37
2.45
0.93
2.16
1.34
2.05
1.23
2.06
1996
1997
1998
1999
2000

Source: Merrill Lynch - Oil and Gas Royalty Review - June 14, 2001

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Cdn vs US Royalty Trusts
Annual Cash-on-Cash Yield



■ US Average ■ Cdn Average
25%
20%
15%
10%
5%
0%
Cash-on-Cash Yield (%)
10.8%
7.5%
13.5%
15.0%
15.0%
18.8%
12.0%
14.4%
15.7%
17.4%
15.0%
19.3%
1996
1997
1998
1999
2000
LTM Yield

Source: Merrill Lynch - Oil and Gas Royalty Review - June 14, 2001

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Enerplus Historical Yields
12 month trailing yield (%)



35%
30%
25%
20%
15%
10%
5%
0%
24.04%
Average 16.15%
Dec 31/01
1996
1997
1998
1999
2000
2001

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Enerplus Annual Cash Distribution History
$/Unit


$6.00
$4.00
$2.00
$0.00
$3.70 average
$3.13
$3.23
$2.27
$2.77
$4.97
$5.50
1996
1997
1998
1999
2000
2001 E

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Weekly Trading Volumes NYSE & TSE
(EnerMark included)


4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
8/4/2000
9/4/2000
10/4/2000
11/4/2000
12/4/2000
1/4/2001
2/4/2001
3/4/2001
4/4/2001
5/4/2001
6/4/2001
7/4/2001
8/4/2001
9/4/2001
10/4/2001
11/4/2001
12/4/2001
12/31/2001
TSE
NYSE

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Percentage of Units held in Canada vs US
(as at January 23, 2002)


22%
78%
Canada
USA

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Taxation for US Residents

- Enerplus is a corporation, NOT an MLP and is treated like most other dividend paying corporations in the US
- Monthly cash payments are considered Dividend Income
  - Unitholders should receive a Form 1099 DIV from their broker
- Foreign tax credit representing the 15% Canadian withholding tax amount can be claimed on an individual's income tax return where eligible
- IRA's can receive tax exempt status by applying to Canada Customs & Revenue Agency (CCRA) and would be exempt from the 15% withholding tax

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Core Areas


British Columbia
Alberta
Saskatchewan
CENTRAL AREA
Kaybob
Edmonton
Pembina 5 Way
Joarcam
Bashaw
SOUTH EAST AREA
Medicine Hat

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Major Producing Properties
as at September 30, 2001

	Liquids bbls/day	Nat. Gas Mcf/day	BOE/day	Average WI
Medicine Hat Region	710	22,990	4,540	80% Op
Joarcam	2,470	9,290	4,020	80% Op
Progress	1,000	7,430	2,240	100% Op
Pembina 5 Way	1,970	1,090	2,150	100% Op
Deep Basin	500	9,680	2,110	9% Non-op
Hanna/Garden Plains	-	11,390	1,900	80% Op
Giltedge	1,630	550	1,720	100% Op
Benjamin	10	9,350	1,570	20% Non-op
Valhalla	490	6,130	1,510	50% Op
Bashaw	80	7,370	1,310	65% Op
Sylvan Lake	720	3,300	1,270	85% Op
Kaybob	500	4,270	1,210	50% Op
			25,550 *	

* Represents 41% of total production

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Investment Cycle - Commodity Market Timing



Exploit/exit for value
Acquire
Commodity Prices
Time

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2000 Enerplus Group Acquisition Activities

Date	Transaction	Cost ($ millions)	Production BOE/day	% Gas
Jan.	Acquired Western Star Exploration	$ 28.0	1,300	100%
Feb.	Acquired Hanna Garden Property	35.2	1,500	100%
Apr.	Acquired Pembina 5 Way property interest	36.2	880	0%
Apr.	Acquired Pursuit Resources Corp.	119.5	6,000	65%
Jun.	Merged Westrock Energy Income Fund I	69.7	2,810	65%
Jun.	Merged Westrock Energy Income Fund I I	121.8	3,990	50%
Aug.	Acquired EBOC Energy Ltd.	156.0	6,490	90%
Nov.	Acquired private pension resource corp.	109.2	3,220	40%
Dec.	Acquired Cabre Exploration Ltd.	355.5	14,230	40%
		$1,031.1	40,420	58%

Average cost per daily BOE: $ 25,510

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2001 Capital Expenditures Program

Development drilling	$85 million
- over 400 operated & non-operated wells	
- 85% natural gas	
Workovers & recompletions	$15 million
- approximately 150 wells	
- 74% oil	
Facility construction and upgrades	
& pipeline infrastructure	$30 million
	$130 million
Average cost per daily boe:	$12,000

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Revenue Protection Program

- Enerplus has an on-going commodity price risk management program designed to provide levels of floor price protection in the event of adverse commodity price movements.
- The Fund currently has approximately 15% of crude oil volumes (3,675 bbls/day) and 28% of natural gas volumes (57 MMcf/day) protected for 2002.
- Under the program, the Fund retains significant exposure to upside price movements.

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Revenue Protection Program

Crude Oil

Transaction	Financial Instrument	Term	Volume Bbls/day	WTI Crude Oil Price U.S.$		
				Sold Call	Purchased Put	Sold Put
A	3-way option	Calendar 2002	1,500	U.S.$27.00	U.S.$19.50	U.S.$16.00
B	3-way option	Calendar 2002	1,500	U.S.$25.00	U.S.$19.50	U.S.$17.00
C	3-way option	Calendar 2002	675	U.S.$27.00	U.S.$19.50	U.S.$17.00
Total			3,675			

Natural Gas

- 28% of natural gas volumes (57 MMcf/day) will receive a minimum weighted average price of CDN$3.32/Mcf in 2002.

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Summary

- NYSE listing and El Paso affiliation enhances our access to broader US markets
- Balanced commodity mix
- Diverse asset base
- Strong balance sheet
- Above average Reserve Life Index
- Proven track record and management expertise

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